Exhibit 12.1

NATIONAL FINANCIAL PARTNERS CORP.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

(Amounts in thousands of dollars, except ratios)

	2006		2005		2004		2003		2002
Earnings Available for Fixed Charges:
Income before income taxes	$101,361		$97,013		$72,107		$46,839		$24,730

Add:
Interest Expense	$6,291		$4,110		$1,113		$2,560		$2,335
Amortization of debt-related expenses	559		920		487		425		291
Appropriate portion of rents(A)	4,280		3,640		2,920		2,540		2,060

	11,130		8,670		4,520		5,525		4,686

Earnings available for fixed charges	$112,491		$105,683		$76,627		$52,364		$29,416

Fixed Charges:
Interest Expense	$6,291		$4,110		$1,113		$2,560		$2,335
Amortization of debt-related expenses	559		920		487		425		291
Appropriate portion of rents(A)	4,280		3,640		2,920		2,540		2,060

Total Fixed Charges	$11,130		$8,670		$4,520		$5,525		$4,686

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends(B)	10.11	x	12.19	x	16.95	x	9.48	x	6.28	x

(A)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately twenty percent of total rental expense.
(B)	Dividends paid on preference securities issued would be included as fixed charges and therefore impact the ratio of earnings to fixed charges. As of the date of this report, the Company has not issued any shares of the Company’s preferred stock.